Exhibit 99.1

ASX ANNOUNCEMENT

12 December 2017

Genetic Technologies Provides Update on Strategic Review Initiative

Melbourne, Australia, 12 December 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a molecular diagnostics company focused on cancer risk assessment, and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for non-hereditary breast cancer, is pleased to report that it has entered an important stage of the Company’s strategic review which was announced to the market on 25 August 2017.

At that time, the Company announced the engagement of Roth Capital Partners, LLC (Roth) a U.S. based corporate advisory firm to launch a comprehensive strategic review initiative with a clear mandate to explore a wide range of possible strategic opportunities for the Company and its assets - designed to maximise near and long-term value for the shareholders.

Since their appointment, Roth has conducted a confidential market out-reach program to identify potential interested parties. Following what was an intensive and systematic screening process, a target short list was prepared, with the shortlisted targets invited to present to the Company’s Chairman and Chief Executive Officer. The presentations took place in New York during the week commencing 27 November 2017; each party having expressed significant interest in the Company and its assets.

The Company remains in active discussions with multiple parties regarding a potential transaction(s) as those short listed interested parties now continue their due diligence. The Board remains committed to the strategic review and will carefully consider all alternatives and make a decision that reflects the best interest of all shareholders.

However, as advised to the market, the Company is in receipt of a Section 249D notification requesting a shareholder meeting and with proposed resolutions for the removal of current Board members: Dr. Malcolm R Brandon, Mr. Grahame Leonard and Mr. Eutillio Buccilli and appointment of nominees by the requisitioning shareholders. Accordingly there can be no assurance as to whether or not any transaction arising out of the Roth strategic review will take place, the structure of any such potential transaction, or the ultimate timing. In part this may depend upon the results of the shareholder meeting to be convened to consider the change in the Company’s board composition.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Jason Wong (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+ 1 (415) 375 3340, Ext. 4
+ 61 3 8412 7050

Eric Cheng (USA)
Managing Director
Roth Capital Partners
+ 1 (646) 358 1901

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

About Roth Capital Partners

ROTH Capital Partners, LLC (ROTH), is a relationship-driven investment bank focused on serving emerging growth companies and their investors. As a full-service investment bank, ROTH provides capital raising, M&A advisory, analytical research, trading, market-making services and corporate access. Headquartered in Newport Beach, California, ROTH is privately-held and employee owned, and maintains offices throughout the U.S. For more information on ROTH, please visit www.roth.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.